UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC 20549

                                       FORM 12b-25

                               NOTIFICATION OF LATE FILING


          (Check One) 	[ ] Form 10-K and Form 10-KSB [ ] Form 11-K
                    			[ ] Form 20-F  	[X] Form 10-Q and Form 10-QSB
                       [ ] Form N-SAR

                           For Period Ended:  June 30, 2000

                            [ ] Transition Report on Form 10-K
                            [ ] Transition Report on Form 20-F
                            [ ] Transition Report on Form 11-K
                            [ ] Transition Report on Form 10-Q
                            [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended:  N/A


     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,
identify  the Item(s) to which the notification relates:   N/A

PART I - REGISTRANT INFORMATION

                          Leak-X Environmental Corporation
                               (Full Name of Registrant)

                                         N/A
                              Former name if applicable:

                         790 E. Market Street, Suite 270
                (Address of Principal Executive Office (Street and Number)

                                 West Chester, PA  19382
                               (City, State and Zip Code)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule
        12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Form 10-QSB within the prescribed time period without unreasonable effort and expense because it is devoting substantially all of its resources to the completion and submission of the plan of reorganization to the Bankruptcy Court under the petition for Chapter 11 which was filed on May 2, 2000 for its sole operating subsidiary, Lexicon Environmental Associates, Inc.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

   	Joyce A. Rizzo      (610) 344-3380
   	(Name)              (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed?
    If the answer is no, identify report(s).  [  ] Yes      [X ] No

	   The Company's Form 10-KSB for the period ended December 31, 1999 has been filed, but does not include an auditor's opinion letter.

   	The Company's Form 10-QSB for the period ended March 31, 2000 has been filed, but does not include a review letter from the Company's auditor.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?
      [X] Yes      [] No

	   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   	Leak-X Environmental Corporation had revenues of approximately $566,290 for the three months ended June 30, 2000 (the "Fiscal 2000 Quarter") which were lower than revenues of $901,540 for the three months ended
June 30, 1999 (the "Fiscal 1999 Quarter") primarily because of lower overall sales volume and the completion of Y2K projects which existed in the Fiscal 1999 Quarter. The Company incurred a net loss of approximately $63,504, or ($0.06) per share, for the Fiscal 2000 Quarter, as compared to a net loss of $15,385, or ($0.02) per share, for the Fiscal 1999 Quarter. This decrease in earnings in the Fiscal 2000 Quarter is primarily a result of lower sales volume in Fiscal 2000 and higher expenses due to the Chapter
11 proceeding filed by the Company's sole operating subsidiary, Lexicon Environmental Associates, Inc., on May 2, 2000.

   	Leak-X Environmental Corporation had revenues of approximately $1,225,787 for the six months ended June 30, 2000 (the "Fiscal 2000 Period") which were lower than revenues of $2,062,944 for the six months ended June 30, 1999 (the "Fiscal 1999 Period") primarily because of lower overall sales volume due to less construction management services in the 2000 Period and the completion of Y2K projects which existed in the Fiscal 1999 Period.
The Company incurred a net loss of approximately $58,034, or ($0.06) per share, for the Fiscal 2000 Period, as compared to net income of $21,157, or $0.02 per share, for the Fiscal 1999 Period. This decrease in earnings in the Fiscal 2000 Period is primarily a result of lower sales volume in Fiscal 2000 and higher expenses due to the Chapter 11 proceeding filed by the Company's sole operating subsidiary, Lexicon Environmental Associates, Inc., on May 2, 2000.


                          LEAK-X ENVIRONMENTAL CORPORATION
                      (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 2000                  By /s/	Eileen E. Bartoli
                                        							Eileen E. Bartoli
                                 	        					Chief Financial Officer